Exhibit 21

SUBSIDIARIES OF CELSIA TECHNOLOGIES, INC.

1.	Celsia Technologies UK Limited, a United Kingdom company.

2.	Celsia Technologies Korea, Inc., a Korean company.

3.	Celsia Technologies Taiwan, Inc., a Taiwan company.